SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR WITHDRAWAL OF
REGISTRATION STATEMENT FILED
PURSUANT TO RULE 477 UNDER
THE SECURITIES ACT OF 1933

The Goldman Sachs Group, Inc.

                 The undersigned Registrant hereby requests withdrawal of its Registration Statement on Form S-1, File No. 333-77541 (the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended. The Registration Statement was originally filed on April 30, 1999 and has not been declared effective. No securities were issued or sold pursuant thereto.

                 The Registrant is requesting withdrawal of the Registration Statement due to the Registrant’s decision not to proceed with the offering of the securities registered thereby.

                 Pursuant to the requirements of Rule 477 under the Securities Act of 1933, as amended, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

The Goldman Sachs Group, Inc.
By:	/s/ Gregory K. Palm

	Name: Title:	Gregory K. Palm General Counsel

Dated: June 18, 2002